SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair switches Alicante and Faro routes from Shannon
to Kerry and Knock

Ryanair, the world's favourite airline, today (16th Dec 09) announced that it will switch its Alicante and Faro routes from Shannon Airport to Kerry and Knock from 30th March after Shannon Airport refused Ryanair's offer to keep four based aircraft in Shannon. As a result Ryanair's Shannon base will be reduced to one aircraft from 28th March 2010.

Ryanair's new Kerry and Knock routes, which go on sale on www.ryanair.com tomorrow, have been made possible thanks to lower costs at these airports compared to high cost Shannon.

Ryanair celebrated its new routes by releasing 1m €5 seats for travel Tuesdays, Wednesdays and Thursdays on over 500 routes across its European network in January. These €5 seats are available for booking on www.ryanair.com until midnight Thursday (17th Dec).

Ryanair's Stephen McNamara said:
"Ryanair is pleased to announce new Kerry and Knock routes to/from Alicante and Faro from summer 2010. These routes switch directly from Shannon Airport because of Shannon's high costs.

"As commercially run airports, Kerry and Knock realise that airports and airlines must work together to reduce the cost of travel to Ireland as the Irish Government's suicidal €10 tourist tax continues to collapse Irish traffic and tourism.  Shannon Airport will suffer steep traffic declines in 2010 because they prefer to impose high charges which render Shannon uncompetitive for visitors to the West of Ireland".

Ends.                                                                  Wednesday, 16th December 2009

For further information
Please contact:
Stephen McNamara                                         Pauline McAlester
Ryanair Ltd                                                      Murray Consultants
Tel: +353-1-8121271                                        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 December, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary